HYPERDYNAMICS CORPORATION

12012 Wickchester Lane, Suite 475

Houston, Texas 77079

June 20, 2017

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C.  20549

Attention:                                         Ms. Loan Lauren P. Nguyen, Legal Branch Chief

Mr. Jerard Gibson

Ms. Lisa Krestynick

Re:                                                                             Hyperdynamics Corporation

Registration Statement on Form S-1

File No. 333-217577

Request for Acceleration

Ladies and Gentlemen:

Hyperdynamics Corporation, a Delaware corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended, and declare the Registration Statement effective at 5:00 p.m., Eastern Daylight Time, on Thursday, June 22, 2017, or as soon thereafter as is practicable.

In making this request, the Company acknowledges that:

•                  Should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  The Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Hyperdynamics Corporation

By:	/s/ Raymond C. Leonard
Raymond C. Leonard
President and Chief Executive Officer

cc:	Barrett DiPaolo, CKR Law LLP
Eleanor M. Osmanoff, CKR Law LLP